Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for May 2019 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for May 2019 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In May 2019, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 8.71% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic, regional and international routes increased by 7.27%, 13.50% and 11.92%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 9.54%. Of which, passenger traffic for domestic, regional and international routes increased by 8.02%, 16.19% and 12.89%, respectively as compared to the same period last year. The passenger load factor was 81.41%, representing an increase of 0.61 percentage point as compared to the same period last year. Of which, the passenger load factor for domestic, regional and international routes increased by 0.57 percentage point, 1.76 percentage points and 0.70 percentage point, respectively, as compared to the same period last year.

In terms of cargo operations, in May 2019, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 3.62% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 1.13% as compared to the same period last year. The cargo and mail load factor was 51.99%, representing a decrease of 1.28 percentage points as compared to the same period last year.

In May 2019, the Group has newly launched the following major routes: Dalian-Tianjin-Lanzhou-Tianjin-Dalian route (seven flights per week) since 5 May 2019, Beijing-Fuzhou-Kalibo-Fuzhou-Beijing route. (three flights per week) since 16 May 2019 and Wuhan-Istanbul-Wuhan route (three flights per week) since 29 May 2019.

In May 2019, the Group introduced five aircraft, including one A320NEO aircraft, two A321NEO aircraft, one B777-300ER aircraft and one B787-9 aircraft, and terminated the lease of six A320 aircraft and one EMB-190 aircraft. As of the end of May 2019, the Group operated a fleet of 849 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	3	2	0	5
Airbus 330 Series	10	30	9	49
Airbus 320 Series	94	88	129	311
Boeing 787 Series	4	22	7	33
Boeing 777 Series	8	16	0	24
Boeing 737 Series	156	82	163	401
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	18	24

Total	283	240	326	849

KEY OPERATION DATA OF MAY 2019

Capacity	May 2019			Cumulative 2019
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	15,665.78	3.46	8.02	78,014.95	8.48
Regional	318.33	4.12	16.19	1,496.33	13.44
International	6,757.93	-4.04	12.89	34,936.09	14.36

Total	22,742.04	1.12	9.54	114,447.37	10.28

RTK (in million)
Domestic	1,530.07	3.72	6.81	7,517.92	7.26
Regional	30.37	4.10	15.16	141.84	13.09
International	1,107.11	-0.83	7.49	5,363.50	8.47

Total	2,667.55	1.79	7.18	13,023.26	7.82

RTK - Cargo and Mail (in million)
Domestic	138.93	6.17	-1.72	654.50	-3.19
Regional	2.09	-0.35	1.55	10.38	6.89
International	508.78	2.79	1.93	2,299.56	1.62

Total	649.80	3.49	1.13	2,964.43	0.53

Passengers carried (in thousand)
Domestic	10,470.58	4.19	6.98	51,305.73	6.98
Regional	233.72	0.03	12.31	1,138.28	11.57
International	1,606.23	-3.28	12.44	8,188.08	12.67

Total	12,310.53	3.07	7.76	60,632.09	7.80

Cargo and mail carried (in thousand tonnes)
Domestic	85.46	4.77	-3.31	404.80	-4.64
Regional	1.85	-0.01	2.46	9.17	7.92
International	59.35	3.49	3.81	266.72	3.53

Total	146.65	4.19	-0.48	680.69	-1.44

Capacity	May 2019			Cumulative 2019
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	19,149.34	4.86	7.27	94,588.22	8.73
Regional	418.88	7.31	13.50	1,953.94	10.60
International	8,368.52	-0.95	11.92	42,008.39	13.23

Total	27,936.74	3.08	8.71	138,550.55	10.08

ATK (in million)
Domestic	2,159.42	4.55	6.06	10,756.15	8.58
Regional	47.75	8.35	13.50	224.46	10.94
International	1,556.88	-1.32	8.06	7,710.90	9.49

Total	3,764.05	2.08	6.97	18,691.51	8.99

ATK - Cargo and Mail (in million)
Domestic	435.98	3.33	1.53	2,243.21	8.05
Regional	10.05	12.46	13.54	48.60	12.20
International	803.71	-1.66	4.68	3,930.15	6.13

Total	1,249.75	0.13	3.62	6,221.96	6.86

Load Factor	May 2019			Cumulative 2019
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	81.81	-1.10	0.57	82.48	-0.19
Regional	76.00	-2.32	1.76	76.58	1.92
International	80.75	-2.60	0.70	83.16	0.82

Total	81.41	-1.57	0.61	82.60	0.15

Cargo and Mail Load Factor
Domestic	31.87	0.85	-1.05	29.18	-3.39
Regional	20.78	-2.67	-2.45	21.36	-1.06
International	63.30	2.74	-1.70	58.51	-2.60

Total	51.99	1.68	-1.28	47.64	-3.00

Overall Load Factor (RTK/ATK)
Domestic	70.86	-0.56	0.49	69.89	-0.86
Regional	63.60	-2.60	0.92	63.19	1.20
International	71.11	0.35	-0.38	69.56	-0.66

Total	70.87	-0.21	0.14	69.67	-0.76

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the load (passenger and cargo) in tonnes multiplied by the kilometers flown;

3.	“RTK(s) - Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

14 June 2019

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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